

July 8, 2010

Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach, Tikva 49131, Israel

**Re:     Teva Pharmaceutical Industries Limited
          Form 20-F for the Fiscal Year Ended December 31, 2009
          File No. 000-16174**

Dear Mr. Desheh:

We have completed our review of your Form 20-F and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief